M. ALI PANJWANI

Partner

DIRECT TEL: 212-326-0820

FAX: 212-326-0806

ali.panjwani@pryorcashman.com

January 12, 2022

Via Edgar

Mr. Donald Field

Ms. Mara Ransom

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenwave Technology Solutions, Inc.
Registration Statement on Form S-1
Filed December 20, 2021
File No. 333-261771

Ladies and Gentlemen:

On behalf of our client, Greenwave Technology Solutions, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the draft Registration Statement on Form S-1 that was initially submitted to the Securities and Exchange Commission (the “Commission”) on a confidential basis pursuant to the Division of Corporate Finance procedures for draft registration statement processing announced on December 20, 2021.

The Registration Statement reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated January 7, 2022 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

Securities and Exchange Commission

January 12, 2022

The Company has asked us to convey the following responses to the Staff:

Registration Statement on Form S-1

General

1.	We note that your common stock is currently quoted on the OTC Pink marketplace. Please revise to clarify that the selling stockholders will sell at a fixed price until your shares are listed or quoted on an existing public trading market, such as the OTCQB, OTCQX or OTCBB, and thereafter at prevailing market prices or privately negotiated prices. Please also disclose the fixed price.

Response: We have revised the Registration Statement accordingly to disclose that until the Company’s common stock is listed or quoted on an existing public trading market, the shares will be sold by the selling stockholders at a fixed price of $0.05 per share.

2.	We note that the registration statement proposes to register 4,525,795,918 shares of common stock. We also note that the company’s Second Amended and Restated Certificate of Incorporation only authorizes 1,200,000,000 shares of common stock. Please advise or, alternatively, revise the registration statement to only include those resale shares which can be supported by a filed legality opinion. For guidance on the substance of legality opinions and prohibited assumptions, refer to Sections II.B.1, II.B.2 and II.B.3.a of SLB No. 19.

Response: Prior to seeking effectiveness of this Registration Statement, the Company intends to effectuate a reverse split of its common stock in a ratio of up to 1-for-300, which such reverse stock split was previously approved by the shareholders of the Company.

3.	Please tell us how you have determined to register 4,525,795,918 shares of common stock. In this regard, we note that the registration statement appears to register 300% of the total number of shares that could be issued to the selling stockholders upon conversion of outstanding convertible debt and upon exercise of outstanding warrants, and it is not clear why you need to register this amount or how you have arrived at the amounts reflected in the Selling Shareholder table in the column entitled “Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus.” Tell us how these amounts reflect a good-faith estimate of the maximum number of shares you may issue upon conversion or exercise. Refer to Question 139.10 of the Section Act Sections Compliance and Disclosure Interpretations.

Response: Pursuant to a Registration Rights Agreement that the Company entered into with the selling stockholders in connection with their purchase of the Company’s securities, the Company agreed to register 300% of the shares of common stock into which the convertible promissory notes and warrants purchased by such selling stockholders are convertible and exercisable. Accordingly, the amounts reflected for each of the selling stockholders, other than Danny Meeks, represent 300% of the shares of common stock into which the convertible notes and warrants purchased by such selling stockholder are convertible and exercisable.

Securities and Exchange Commission

January 12, 2022

4.	We note that the filing includes two sets of audited financial statements. We also note that the company only filed an auditor consent related to the audited financial statements for Greenwave Technology Solutions, Inc. Please file the missing auditor consent for the audited financial statements of Empire Services, Inc.

Response: We have included the auditor consent for Empire Services, Inc.’s audited financial statements as an exhibit to Amendment No. 1 to the Registration Statement.

Prospectus Summary, page 1

5.	Please revise to discuss the asset sale of the company’s social media businesses and, if true, clarify that the company has discontinued all operations related to these businesses. Additionally, please advise what consideration you gave to providing pro forma financial information related to this disposition in the pro forma presentation starting on page F-97.

Response: We have revised the Registration Statement on page 1 accordingly to clarify that the Company sold its social media businesses in October 2021 and subsequently discontinued all operations related thereto. As the consideration received by the Company for such sale was $10,000, the Company considered the transaction an immaterial disposition and none of the materiality thresholds requiring the Company to include the disposition in its pro forma financial statements were met.

6.	We note that the Greenwave Technology Solutions, Inc.’s and Empire Services, Inc.’s audited financial statements include going concern qualifications in their respective audit reports. Please revise the Overview section to disclose these going concern qualifications. Additionally, please revise to discuss each company’s history of net losses and significant liabilities.

Response: We have revised the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 27

7.	Please revise to include a management’s discussion and analysis of financial condition and results of operations for Empire Services, Inc. Refer to Item 303 of Regulation S-K.

Response: We have revised the Registration Statement accordingly to include a management’s discussion and analysis of financial condition and results of operations for Empire Services, Inc.

Securities and Exchange Commission

January 12, 2022

Executive Compensation, page 36

8.	Please revise this section for the most recently completed fiscal year.

Response: We have revised the Registration Statement accordingly.

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 1 to the Registration Statement as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0820.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani